2020 Chinacap Acquirco, Inc.

c/o Surfmax Corporation

221 Boston Post Road East

Suite 210

Marlborough, Massachusetts 01752

November 8, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Assistant Director

Division of Corporation Finance

Re:   2020 Chinacap Acquirco, Inc.

Registration Statement on Form S-1

Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 Chinacap Aquireco, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:30 p.m., Eastern Time, on Thursday, November 8, 2007, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, 2020 CHINACAP ACQUIRCO, INC.

/s/ G. George Lu
G. George Lu Chairman, Chief Executive Officer and President

cc: Jay Williamson